As filed with the Securities and Exchange Commission on October 29, 2013

1933 Act File No. 333-______

1940 Act File No. 811-22581

Securities and Exchange Commission

Washington, D.C. 20549

Form S-6

For Registration under the Securities Act of 1933
of Securities of Unit Investment Trusts
Registered on Form N-8B-2

A.	Exact name of Trust: Incapital Unit Trust, Series 38
B.	Name of Depositor: Incapital LLC
C.	Complete address of Depositor’s principal executive offices:

200 South Wacker Drive, Suite 3700

Chicago, IL 60606

D.	Name and complete address of agents for service:

Incapital LLC

Attention: Brandon L. Klerk

Chief Compliance Officer

Incapital LLC

200 South Wacker Drive, Suite 3700

Chicago, Illinois 60606

Chapman and Cutler LLP

Attention: Morrison C. Warren

111 West Monroe Street

Chicago, Illinois 60603

It is proposed that this filing will become effective (check appropriate box)

[  ]        immediately upon filing pursuant to paragraph (b)

[  ]        on (date) pursuant to paragraph (b)

[  ]        60 days after filing pursuant to paragraph (a)(1)

[  ]        on (date) pursuant to paragraph (a)(1) of rule 485

E.	Title of securities being registered: Units of fractional undivided beneficial interest.

F.	Approximate date of proposed sale to the public: As soon as practicable after the effective date of the Registration Statement.

[  ]        Check box if it is proposed that this filing will become effective on (date) at (time) Eastern Time              pursuant to Rule 487.

The registration hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a) may determine.

Preliminary Prospectus Dated October 29, 2013

Incapital Unit Trust, Series 38

North American Dividend Builders Portfolio, 4Q 2013
(the “North American Dividend Builders Trust”)

European Dividend Builders Portfolio, 4Q 2013

(the “European Dividend Builders Trust”)

(A Unit Investment Trust)

The above-referenced Series is comprised of the North American Dividend Builders Portfolio, 4Q 2013 and European Dividend Builders Portfolio, 4Q 2013 (each, a “trust” and together, the “trusts”).

The attached final prospectus(es) for a prior series of each trust is hereby used as the preliminary prospectus for the above-referenced Series. The narrative information and structure of the attached final prospectus(es) will be substantially similar to that of the final prospectus for this Series. Information with respect to pricing, the number of units, dates and summary information regarding the characteristics of securities to be deposited in this Series is not available as of this date and will be different because each series has a unique portfolio. Accordingly, the information contained herein with regard to the previous series should be considered as being included for informational purposes only. Ratings of the securities in this Series, if applicable, are expected to be comparable to those of the securities deposited in the previous series.

The registration statement relating to the units of this Series is not complete, may be changed and is not yet effective. Information contained herein is subject to completion or amendment. The units of this Series may neither be sold nor may an offer to buy such units be accepted prior to the time the registration statement becomes effective. This prospectus shall neither constitute an offer to sell nor be considered a solicitation of an offer to buy the units. There shall be no sale of the units in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

For purposes of the North American Dividend Builders Trust, incorporated herein by reference is the final prospectus for Incapital Unit Trust, Series 33, (Registration No. 333-190279) as filed on September 10, 2013, which shall be used as the preliminary prospectus for such trust. For purposes of the European Dividend Builders Trust, incorporated herein by reference is the final prospectus for Incapital Unit Trust, Series 34, (Registration No. 333-190281) as filed on September 10, 2013, which shall be used as the preliminary prospectus for such trust.

Undertaking to File Reports

Subject to the terms and conditions of Section 15(d) of the Securities Exchange Act of 1934, the undersigned registrant hereby undertakes to file with the Securities and Exchange Commission such supplementary and periodic information, documents, and reports as may be prescribed by any rule or regulation of the Commission heretofore or hereafter duly adopted pursuant to authority conferred in that section.

Contents of Registration Statement

A.        Bonding Arrangements of Depositor:

The Depositor has obtained the following Securities Dealer Blanket Bond for its officers, directors and employees:

Insurer/Policy No.	Amount
National Union Fire Insurance Company of Pittsburgh, PA 5694214	$1,000,000

B.	This Registration Statement comprises the following papers and documents:

The facing sheet

The Prospectus

The signatures

Consents of Independent Registered Public Accounting Firm

and Counsel as indicated

Exhibits as indicated on the List of Exhibits

Signatures

Pursuant to the requirements of the Securities Act of 1933, the Registrant, Incapital Unit Trust, Series 38 has duly caused this Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized in the City of Chicago, and State of Illinois, on the 29th day of October, 2013.

INCAPITAL UNIT TRUST, SERIES 38

(Registrant)

By: INCAPITAL LLC

(Depositor)

By:            /s/ Thomas Belka

Thomas Belka, Executive Director

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the date indicated:

Signature	Title	Date
/s/ Thomas Belka_ Thomas Belka	Executive Director	October 29, 2013
/s/ Thomas Belka_ Thomas Belka	Controller	October 29, 2013
Incapital Holdings LLC /s/ Thomas Belka_ Thomas Belka Executive Director	Member of over 99% of Incapital LLC	October 29, 2013

Consent of Independent Registered Public Accounting Firm

The consent of Grant Thornton LLP to the use of its report and to the reference to such firm in the Prospectus included in the Registration Statement will be filed as Exhibit 4.1 to the Registration Statement.

Consent of Chapman and Cutler LLP

The consent of Chapman and Cutler LLP to the use of its name in the Prospectus included in the Registration Statement will be contained in its opinion filed as Exhibit 3.1 to the Registration Statement.

Consent of Dorsey & Whitney LLP

The consent of Dorsey & Whitney LLP to the use of its name in the Prospectus included in the Registration Statement will be contained in its opinion filed as Exhibit 3.2 to the Registration Statement.

List of Exhibits

1.1	Reference Trust Agreement (to be supplied by amendment).
1.1.1	Standard Terms and Conditions of Trust. (Reference is made to Exhibit 1.1.1 to the Registration Statement on Form S-6 for Incapital Unit Trust, Series 2 (File No. 333-179567) filed on May 1, 2012.)
2.1	Code of Ethics (Reference is made to Exhibit 2.1 to Amendment No. 2 to the Registration Statement on Form S-6 for Incapital Unit Trust, Series 1 (File No. 333-179312) filed on April 2, 2012).
3.1	Opinion of counsel as to legality of securities being registered including a consent to the use of its name in the Registration Statement (to be supplied by amendment).
3.2	Opinion of counsel as to the Trustee and the Trust(s), including a consent to the use of its name in the Registration Statement (to be supplied by amendment).
4.1	Consent of Independent Registered Public Accounting Firm (to be supplied by amendment).

Memorandum

Re:	Incapital Unit Trust, Series 38

The list of securities comprising the trust of the fund, the evaluation, record and distribution dates and other changes pertaining specifically to the new series, such as size and number of units of the trust in the fund and the statement of financial condition of the fund will be filed by amendment.

1940 Act

Forms N-8A and N-8B-2

Form N-8A and Form N-8B-2 was filed in respect of Incapital Unit Trust (and subsequent series) (File No. 811-22581).

1933 Act

The Indenture

The form of the proposed Standard Terms and Conditions of Trust is expected to be in all respects consistent with the form of the Standard Terms and Conditions of Trust dated April 2, 2012 relative to Incapital Unit Trust, Series 1.

Chapman and Cutler LLP

Chicago, Illinois
October 29, 2013